15049115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 13 2015
WASH., D.C.
201

SEC FILE NUMBER
8- 67027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CCF Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1041 Founders Row

(No. and Street)

Greensboro	GA	30642
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier and Deeter

(Name – *if individual, state last, first, middle name*)

1230 Peachtree Street, Suite 1500	Atlanta	GA	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debora Wallace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CCF Investments, Inc, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

VP/COntroller/FINOP

Notary Public

CURT H POWELL
MY COMMISSION EXP.
OCT. 26 2018
GREENE COUNTY, GEORGIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CCF Investments, Inc.

Financial Statements
and Supplementary Information

December 31, 2014

CCF investments, Inc. Exemption Report
For the fiscal year ending December 31, 2014

CCF Investments, Inc. (the Company) and the Principals of CCF Investments, Inc. hereby make the following statements to their best knowledge and belief:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 for the year ended December 31, 2014 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1) limiting its approved business activities to the distribution of mutual funds and/or variable life insurance or annuities.

2) The Firm does not hold customer funds or safeguard customer securities in the conduct of its approved business activities.

3) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

I, Debora Wallace, attest and affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

____
FINOP

I, Charles Moberly, attest and affirm that, to my best knowledge and belief, this Exemption Report is true and correct

____
President/CCO

Signed: March 9, 2015

CC: Rhea Kemble Dignam, Regional Director
Atlanta Regional Office of the SEC
950 East Paces Ferry, N.E., Suite 900
Atlanta, GA 30326-1382

CCF Investments, Inc.
Table of Contents
December 31, 2014

FD Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street, N.E.
Suite 1500
Atlanta, Georgia 30309
404-253-7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
CCF Investments, Inc.

We have audited the accompanying statement of financial condition of CCF Investments, Inc. (the Company) as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of CCF Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CCF Investments, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information included in the supplemental schedules has been subjected to audit procedures performed in conjunction with the audit of CCF Investments, Inc.'s financial statements. The supplemental information is the responsibility of CCF Investments, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Atlanta, Georgia
February 27, 2015

Frazier & Deeter, LLC

CCF Investments, Inc.
Statement of Financial Condition

December 31,		**2014**
Assets		
Cash	$	321,371
Commissions receivable		278,700
Prepaid expenses		100,969
Equipment, net		35,556
Total assets	$	736,596
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	41,536
Commissions payable		291,164
Registration fees collected in advance		55,546
Total liabilities		388,246
Stockholder's equity		
Common stock, $1 par value, 1,000,000 shares authorized, 50,000 shares issued and outstanding		50,000
Additional paid-in capital		247,701
Retained earnings		50,649
Total stockholder's equity		348,350
Total liabilities and stockholder's equity	$	736,596

See accompanying notes.

CCF Investments, Inc.
Statement of Operations

Year ended December 31,	**2014**
Revenues	
Commissions	$ 10,405,821
Other income	569,752
Total revenue	10,975,573
Expenses	
Employee and agent compensation and benefits	9,818,906
Insurance	159,831
Regulatory fees	95,030
Other expenses	744,723
Total expenses	10,818,490
Income before income taxes	157,083
Provision for income taxes	(22,740)
Net income	$ 134,343

See accompanying notes

CCF Investments, Inc.
Statement of Changes in Stockholder's Equity

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	(Accumulated Deficit)/ Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2014	50,000	$ 50,000	$ 247,701	$ (83,694)	$ 214,007
Net income	-	-	-	134,343	134,343
Balance at December 31, 2014	50,000	$ 50,000	$ 247,701	$ 50,649	$ 348,350

See accompanying notes

CCF Investments, Inc.
Statement of Cash Flows

Year ended December 31,		**2014**
Cash flows from operating activities:		
Net income	$	134,343
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		7,871
(Increase) decrease in operating assets:		
Commissions receivable		36,695
Prepaid expenses		(32,114)
(Decrease) increase in operating liabilities:		
Accounts payable and accrued expenses		4,498
Commissions payable		(2,139)
Registration and administration fees collected in advance		5,699
Net cash provided by operating activities		154,853
Cash flows from investing activities:		
Purchase of equipment		(36,512)
Net cash used in investing activities		(36,512)
Net change in cash		118,341
Beginning cash		203,030
Ending cash	$	321,371

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid for income taxes	$	18,889

See accompanying notes

NOTE 1 – NATURE OF BUSINESS

CCF Investments, Inc. (the "Company") is an introductory broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company is a Georgia corporation that is a wholly-owned subsidiary of Capital Choice Financial Services, Inc. (the "Parent").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The accompanying financial statements are presented in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP).

Commissions – Commissions are recorded on the trade-date basis as securities transactions occur. Commissions are considered earned as of the trade date.

Other income – Fees are collected from agents for errors and omissions insurance, compliance audits, fidelity bond and other fees associated with the agent's registration. Some of these fees are collected in advance and recognized as revenue during the appropriate period to which the corresponding expenses relate.

Cash – The Company does not collect or hold funds on behalf of customers. As such, the Company is exempt from maintaining a special account for the exclusive benefit of customers as required by Exchange Act rule 15c3-3 of the SEC.

Commissions receivable – Commissions receivable include amounts due from investment and insurance companies. Receivables are stated at the amount management expects to collect. Management determines the allowance for doubtful accounts based on factors including experience and the current economic environment. Management has determined that any credit losses would be immaterial; therefore, they have recorded no allowance for doubtful accounts.

Commissions payable – Commissions payable include amounts due to agents and are expensed when due.

Registration fees collected in advance – Registration fees collected in advance include FINRA registrations collected from agents that relate to a future year. Registration fees collected are recognized as other income in the registration year for which the expense relates.

Depreciation – Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years.

Advertising – Advertising costs are expensed as incurred and totaled $11,251 for the year ended December 31, 2014.

Allocation of expenses – The Parent incurs all overhead expenses and allocates the Company's share via intercompany accounts. Salaries, benefits and other overhead expenses are allocated based on management's estimates of actual employee time incurred or the number of Agents served if a more specific allocation cannot be determined. The Company pays for all expenses incurred on the Company's behalf.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes are provided for temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Such differences resulted primarily from the net operating loss generated in prior years which will be utilized in the current year for income tax purposes.

Management estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – Subsequent events have been evaluated through February 26, 2015 which is the date the financial statements were available to be issued.

NOTE 3 – PREPAID EXPENSES

Prepaid expenses consist of the following:

December 31,		2014
Errors and omissions insurance	$	8,718
Fidelity bond		29,140
FINRA registrations		45,903
Other		17,208
Total prepaid expenses	$	100,969

NOTE 4 – EQUIPMENT - NET

Equipment, net consists of the following:

December 31,		2014
Equipment	$	61,964
Less accumulated depreciation		26,408
Equipment, net	$	35,556

Depreciation expense was $7,871 for the year ended December 31, 2014.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $178,381, which was $152,498 in excess of its required net capital of $25,883. The Company's net capital ratio was 2.18 to 1.

NOTE 6 – INCOME TAXES

The Company utilizes the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently need to be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter.

The Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.

The income tax provision differs from the amount determined by applying the applicable U.S. statutory federal income tax rate to pretax accounting income primarily as a result of the Company's utilization of outstanding net operating loss carryforwards in the current year.

The provision for income taxes includes the following:

Year ended December 31,	2014
Federal income taxes	$ 12,000
State income taxes	10,740
Provision for income taxes	$ 22,740

During 2014, the Company utilized its remaining NOL carryforward of $104,087 to offset current federal income taxes. The valuation allowance of $21,840 at December 31, 2013 was recognized during the year ended December 31, 2014. As such, no deferred tax asset or valuation allowance was recorded at December 31, 2014.

The federal income tax returns of the Company for 2011, 2012 and 2013 are open to examination by the Internal Revenue Service, generally for three years after they were filed. All state income tax returns of the Company are subject to examination by the state authorities for the same timeframe.

NOTE 7 – COMMITMENTS

The Company finances its errors and omissions insurance through a premium finance agreement with its insurance carrier. The errors and omissions policy is effective for one year beginning December 20, 2014. Premiums related to this policy total $152,724 for the term ended December 20, 2015. The Company paid $12,961 of the annual premium prior to December 31, 2014. The remaining balance of the premium is to be paid in eleven monthly installments of $12,961, including interest, commencing January 20, 2015. The Parent has guaranteed the commitment.

NOTE 8 – RELATED PARTIES

The Parent incurs all overhead expenses and allocates the Company's share via intercompany accounts. The Company paid $1,334,823 to the Parent during 2014 for their proportionate share of overhead and other expenses. At December 31, 2014 no significant intercompany receivables or payables were presented. As well, the Company incurred no intercompany revenues or expenses for 2014.

NOTE 9 – CONTINGENCIES

The Company assesses potential liabilities in connection with lawsuits and threatened lawsuits under FASB ASC 450. The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss is appropriate. An accrual would be inappropriate, but disclosure would be required, if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated. If an unfavorable outcome is assessed as probable, an accrual would be appropriate if the amount of loss can be reasonably estimated, and disclosure would be required. The Company is not currently a party to any arbitrations occurring in the normal course of operations. The Company has determined that it is less than reasonably possible that potential liabilities will occur in connection with any possible cases, should they occur.

Supplementary Information

FD Frazier &Deeter
CPAs & ADVISORS

1230 Peachtree Street, N.E.
Suite 1500
Atlanta, Georgia 30309
404-253-7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of CCF Investments, Inc.

We have reviewed management's statements, included in the accompanying CCF Investments, Inc.'s Exemption Report, in which (1) CCF Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which CCF Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) CCF Investments, Inc. stated that CCF Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CCF Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CCF Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Atlanta, Georgia
February 27, 2015

Frazier & Deeter, LLC

CCF Investments, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission

December 31,	2014
Net capital	
Total stockholder's equity	$ 348,350
Deductions and/or charges:	
Nonallowable assets:	
Commissions receivable (net of corresponding commission payable of $245,256)	33,444
Equipment, net	35,556
Prepaid expenses and other assets	100,969
Total deductions and/or charges	169,969
Net capital	$ 178,381
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 41,536
Commissions payable	291,164
Registration fees collected in advance	55,546
Total aggregate indebtedness	$ 388,246
Computation of basic net capital requirement	
Minimum net capital required	$ 25,883
Excess net capital at 1,500 percent	$ 152,498
Excess net capital at 1,000 percent	$ 139,556
Ratio: aggregate indebtedness to net capital	2.18

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

See Accountants' Report.

CCF Investments, Inc.

Statement Regarding Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2014

Exemption Under Section (K)(1) is claimed:

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2014, under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(1) of the Rule.

FD Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street, N.E.
Suite 1500
Atlanta, Georgia 30309
404-253-7500
www.frazierdeeter.com

INDEPENDENT ACCOUNTANTS' REPORT

To Management of
CCF Investments, Inc.
Greensboro, GA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by CCF Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CCF Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CCF Investments, Inc.'s management is responsible for CCF Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 to a copy of check number 3233 dated February 24, 2015 in the amount of $490, noting no differences.

2. Compared the total revenues of $10,975,575 reported in the SIPC-7 to the amounts reported on the Form X-17A-5 for the year ended December 31, 2014, noting no differences.

3. Compared the total revenues of $15,975,575 reported in the SIPC-7 to the amounts reported in the CCF Investments, Inc.'s audited financial statements dated February 27, 2015, which reported revenues of $15,975,573 for the year ended December 31, 2014, noting a difference of $2. Compared the total revenues reported on line 2(c)1 of the SIPC-7 to amounts reported on CCF Investments, Inc.'s audited trial balance noting no difference.

4. Compared the overpayment applied in the SIPC-7 of $1,340 to the SIPC-7 which computed the original overpayment of $1,340 reported in CCF Investments, Inc. SIPC-7 agreed-upon procedures report dated February 25, 2014, noting no difference.

5. Compared other revenue from interest reported in the SIPC-7 totaling $722 to CCF Investment, Inc.'s audited trial balance which reported interest income of $560, noting a difference of $162.

6. Compared legal expense reported in the SIPC-7 totaling $6,091 to CCF Investments, Inc.'s audited financial statements which disclosed legal expense of $6,091 noting no difference.

7. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*********2159********************MIXED AADC 220
067027 FINRA DEC
C C F INVESTMENTS INC
1041 FOUNDERS ROW
GREENSBORO GA 30642-5303

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1830
   B. Less payment made with SIPC-6 filed (**exclude interest**) (—)
   ____________ Date Paid
   C. Less prior overpayment applied (1340)
   D. Assessment balance due or (overpayment) 490
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ 490
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 490
   H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CCF Investments, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of Feb, 20 15.

FINOP / Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,975,575
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	10,236,710
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	6091
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest from savings - non-securities related	722
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	10,243,523
2d. SIPC Net Operating Revenues	$ 732,052
2e. General Assessment @ .0025	$ 1830 —
	(to page 1, line 2.A.)